1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

July 25, 2022

VIA EDGAR

Ms. Deborah L. O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,530

Dear Ms. O’Neal:

This letter responds to comments concerning post-effective amendment (“PEA”) number 2,530 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares Neuroscience and Healthcare ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on May 10, 2022. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1: Please provide the Staff with a completed fee table and cost example for the Fund at least one week before effectiveness.

Response: As requested, the Trust has provided a completed fee table and cost example for the Fund at least one week before effectiveness.

Comment 2: If there is significant exposure to a country or region please include the corresponding risk factor in the summary prospectus.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

July 25, 2022

Response: The Trust will provide a risk factor in the summary prospectus if it believes that there is significant exposure to a country or region in the Underlying Index.

Comment 3: For the 80% test, please confirm that derivatives will be marked to market.

Response: The Trust confirms that derivatives are marked to market for purposes of calculating the Fund’s assets and testing compliance with the Fund’s 80% policy.

Comment 4: Please reorder the principal risks in order of importance for the top 2-3 risks rather than listing all of the risks alphabetically.

Response: The Trust respectfully submits that the current order of the risk factors is appropriate, and that the risk factors accurately convey the Fund’s key risks. The Trust notes that the following disclosure is included in the sections titled “Summary of Principal Risks,” “A Further Discussion of Principal Risks,” and “A Further Discussion of Other Risks”: “The order of the below risk factors does not indicate the significance of any particular risk factor.” The Trust continues to review internally how it orders risk disclosure in light of guidance from the Division of Investment Management and recent disclosure reform proposals.

Comment 5: Please confirm that “Risk of Investing in Emerging Markets” is not deemed a principal risk of the Fund. The Staff notes that the risk factor is currently in the “Other Risks” section and the Principal Investment Strategies state that emerging market countries may be included in the Underlying Index.

Response: The Trust will provide an emerging markets risk factor in the summary prospectus if it believes that the Underlying Index has significant exposure to emerging market securities.

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July 25, 2022

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Jennifer Kerslake

Marisa Rolland

Adithya Attawar

Nick Cordell

Michael Gung

Luis Mora

George Rafal

Jakob Edson